SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter 2016 Results May 4, 2016 Page 1

AMBEV REPORTS 2016 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, May 4, 2016 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2016 first quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the three-month period ended March 31, 2016 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Top line was up 2.6% in the quarter, as solid growth in CAC (+19.4%), LAS (+15.1%) and Canada (+2.3%) was partly offset by a decline in Brazil (-4.0%), due to an anticipated weak start of the year. Consolidated volumes were down 7.7% while net revenue per hectoliter (NR/hl) was up by a solid 11.1%. In Brazil, on top of an already challenging macroeconomic scenario, our volumes were heavily impacted by a tough comparable base of early Carnival and price increases to mitigate taxes. NR/hl was up 4.9% with returnable glass bottles (RGB) mix partly offsetting the growth driven by our revenue management initiatives. In CAC, volumes were up by double digits (+10.4%) with solid NR/hl performance (+8.1%). In LAS, while volumes declined by 10.4% mainly due to Peru CSD exit in 3Q15 and Argentina weakness in the quarter, NR/hl was up by a strong 28.6%, reflecting the high inflation in the region. In Canada, beer volumes increased for another quarter, while we also benefited from our recent acquisitions of craft and near beer brands, driving a reported volume increase of 5.8% (organic +0.9%) with a solid 1.3% NR/hl organic growth.

Cost of Goods Sold (COGS): Our COGS increased by 2.9% while, on a per hectoliter basis, the increase was 11.5% mainly driven by (i) inflationary pressures in LAS and Brazil, and (ii) unfavorable currency movements, partly offset by the benefit of procurement savings, a higher weight of RGB mix in Brazil and FX hedges.

Selling, General & Administrative (SG&A) expenses: SG&A (excluding depreciation and amortization) was up 3.9%, with efficiency gains in working money and cost savings in non working money, specially in Brazil, driving a (i) below inflation growth of sales and marketing and distribution expenses and a (ii) decline in administrative expenses.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA reached R$ 5,264 million (+1.1%) in 1Q16 with gross margin and EBITDA margin compression of -10bps and -70bps respectively.

Normalized Net Profit and EPS: Normalized Net Profit was R$ 2,900 million (-2.4%) in the quarter, as (i) higher net interest expense, mainly due to higher carry cost of our hedges, higher non cash accretion expense related to our investment in Dominican Republic and non cash foreign exchange translation losses on intercompany payables were partly offset by (ii) a lower effective tax rate, mainly due to a higher benefit from interest on capital and an easy comparable base in other tax adjustments due to a one time expense reported in 1Q15. Normalized EPS was R$ 0.18 in 1Q16.

Operating Cash Generation and CAPEX: Cash generated from operations was R$ 2.3 billion while CAPEX reached R$ 707 million.

Pay-out and Financial discipline: In 1Q16, we returned approximately R$ 2.1 billion to equity holders in interest on capital. As of March 31st, 2016, our net cash position was R$ 2,256.5 million.

Financial highlights - Ambev consolidated			% As	%

R$ million	1Q15	1Q16	Reported	Organic
Total volumes	43,181.0	39,957.3	-7.5%	-7.7%
Net sales	10,768.8	11,565.1	7.4%	2.6%
Gross profit	7,155.0	7,604.8	6.3%	2.4%
Gross margin	66.4%	65.8%	-60 bps	-10 bps
Normalized EBITDA	5,072.9	5,264.3	3.8%	1.1%
Normalized EBITDA margin	47.1%	45.5%	-160 bps	-70 bps
Normalized profit	2,970.6	2,900.2	-2.4%
Normalized EPS	0.18	0.18	-1.8%
Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2015 (1Q15). Values in this release may not add up due to rounding.

First Quarter 2016 Results May 4, 2016 Page 2

Management Comments

We had a soft start of the year (NR up 2.6%, EBITDA up 1.1%), as solid results in CAC, LAS and Canada were offset by weak performance in Brazil, mainly in Beer.

In Brazil, the first quarter presented some temporary headwinds as we faced a tough comparable base due to the early Carnival and price increases to mitigate taxes, also leading to an expected market share loss in the quarter. As a consequence, we saw a top line and EBITDA decline in Brazil of 4.0% and 5.5% in 1Q16, respectively.

We are never pleased with weak results, even in a single quarter. That said, we had already anticipated a challenging beginning of the year and took advantage of this adverse scenario to accelerate top and bottom line initiatives that, while not able to offset first quarter’s weakness, will play a key role in our EBITDA performance going forward.

Particular emphasis is being given to our pack price strategy, with returnable glass bottles gaining weight in a material way in our total portfolio for the first time in many years. But not only that. When looking into the evolution of all of our five commercial platforms in 1Q16, we feel confident about our strategy in order to deliver in 2016 while paving the way for long term growth:

•         Elevate the Core

Driving superior top line performance in a sustainable way.

o    The positive trend of brand preference seen in the quarter, significantly above our market share, shows the full potential of our portfolio and allows us to plan accordingly to fulfill this potential in a sustainable way through the cycles.

•         Accelerate Premium

Driving positive price mix through better execution and portfolio expansion.

o    We experienced another quarter of double digit growth of our whole premium segment, led by strong performance of our international brands, especially Budweiser, the leader in the segment.

•         Near Beer

Targeting volume opportunities beyond traditional beer occasions.

o    Supported by the Skol Beats Spirit launch, the Beats family (Senses + Spirit) more than doubled volumes year over year. Brahma 0.0 continued to lead the non alcoholic beer segment in Brazil, growing volumes by double digit in the quarter.

•         Shape In Home

Improving the shopper experience and driving affordability through returnables.

o    RGB volumes continued to grow above 100% in supermarkets, driving affordability to consumers when they most need it, in a profitable way. Connected with that, we have been accelerating our off trade market programs in both small and big off trade formats, improving the assortment and presentation of our products, implementing smart discount and rolling out CRM models.

•         Boost Out of Home

Enhancing the out of home experience and building brands.

o    Similar to Carnival, sports and music events execution, we have been structuring ourselves to expand our activation in key selling moments, bringing people together and boosting experiences such as St. John June festivals, regional parties and the Olympic Games. These are key opportunities to activate demand and build brands.

o    Affordability also plays an important role in the out of home occasion, with the 1 liter RGB growing volumes and mix year over year.

While our top line platforms in Brazil target not only short but long term opportunities, cost management is part of our day to day culture and its initiatives drive results from day one. In this context, material procurement savings and efficiency gains were already achieved during 1Q16, setting a lean base for the quarters to come and a strong start for our 2016 goals.

First Quarter 2016 Results May 4, 2016 Page 3

In our international operations, Central America and the Caribbean (CAC) had another quarter of double digit volume growth and significant EBITDA margin expansion, leading to a strong EBITDA performance (+28.1%), mainly driven by the Dominican Republic. In Latin America South (LAS), our revenue management strategy, along with a tight cost management, allowed us to deliver EBITDA growth (+15.4%) and EBITDA margin expansion in the region (+10bps), despite the adverse scenario in Argentina in the quarter. And in Canada, we continued to grow our top line with a good balance between volume and price, through mainstream growth and the expansion of our premium, craft and near beer portfolio.

Looking at our divisional performance highlights:

•         Brazil. NR in Brazil was down 4.0% in 1Q16 and EBITDA down 5.5% to R$ 3,221 million, with a 80bps margin compression.

o    In Beer Brazil, net revenues declined 4.6% in the quarter.

▪  Volumes declined 10.0% in 1Q16 mainly driven by the adverse macroeconomic environment  and a tough comparable base due to the early Carnival and price increases to mitigate taxes. In spite of a positive trend of brand preference,  price increases due to inflation and tax increases led to a challenging market share dynamic, that we expect to be short term in nature.

▪  NR/hl was up by 6.0% due to our revenue management initiatives, including the benefit of premium mix, but partly offset by doubling the weight of returnable glass bottles in the off trade. RGBs, while EBITDA margin accretive due to a significantly lower COGS/hl, carry a relative lower NR/hl.

o    In CSD & NANC Brazil, top line was flattish (-0.3%) as the volume decline was offset by NR/hl growth. The CSD industry continued to be pressured by negative real disposable income growth and substitution to water or powder juices. Volumes were down 3.8%, better than industry performance as we estimate. Within the energy drinks segment, Fusion continued to grow volumes and market share and became the second largest energy drink brand in Brazil. NR/hl in CSD & NANC was up by 3.7% in the quarter.

o    Brazil cash COGS/hl grew 2.3%, below inflation, benefiting, among other things, from (i) a positive mix of RGB, (ii) procurement savings and productivity gains, and (iii) FX and commodity hedges. Cash COGS was down 6.4% due to volume decline.

o    Brazil cash SG&A was down 0.9% with flattish sales and marketing and distribution expenses and a decline in administrative expenses, mainly due to efficiency gains in our non-working money base.

•         Central America and the Caribbean (CAC). EBITDA in the region totaled R$ 379 million in 1Q16 versus R$ 218 million in 1Q15 (+28.1%), driven by top line growth (+19.4%) and EBITDA margin expansion (+260bps).

o    We had another quarter of strong top line performance with double digit volume growth in the region (+10.4%). In Dominican Republic, we further expanded Carnival Presidente, activating demand and enhancing the equity of our brands, while, in Guatemala, we continued to improve our execution with Brahva, Modelo and Corona, with a strong summer activation. The robust top line growth coupled with another quarter of solid financial discipline led to a +260bps of EBITDA margin expansion.

•         Latin America South (LAS). EBITDA for the region reached R$ 1,336 million (+15.4%) in the 1Q16 with top line up 15.1% and a 10bps margin expansion.

o    Volumes were down 10.4% in LAS mainly due to Peru CSD exit in 3Q15 and adverse macroeconomic conditions in Argentina. Adjusted for Peru CSD, our volumes would be down mid single digit. In Beer, we had solid performances in (i) Paraguay, mainly driven by Budweiser, Pielsen and Brahma and (ii) Chile, led once again by Corona coupled with the successful incorporation of Budweiser. In the CSD segment, we remain excited with Guaraná Antarctica roll out in Argentina. Top line was up 15.1% with a NR/hl increase of 28.6%, while EBITDA grew 15.4% with an EBITDA margin expansion of 10bps.

First Quarter 2016 Results May 4, 2016 Page 4

•         Canada. Canada delivered an EBITDA of R$ 329 million, growing +5.7% in local curreny in 1Q16, including the result of recent acquisitions of craft and near beer brands, driven by top line growth (+7.8% local currency, +2.3% organic), partially offset by EBITDA margin compression of -70bps mainly due to continued FX pressure on COGS.

o    We had another quarter of solid top line performance in Canada, mainly driven by beer industry expansion, due to favorable weather and an extra selling day in the quarter, and the benefit of our strategic acquisitions in the fast growing craft, ready-to-drink and cider categories, leading to the 9th quarter in a row of market share gain. Organic volume was up 0.9%, while 5.8% when included our recent acquisitions. NR/hl was up 1.3% organically driven by our price execution and the  benefit of premium mix.

First Quarter 2016 Results May 4, 2016 Page 5

Outlook

Our first quarter results confirmed that 2016 will be a very challenging year but, after an anticipated soft start, we expect our top line and EBITDA performance to improve in the following quarters, especially in Brazil.

The macroeconomic scenario continues to be adverse in the country, but we have already lapped the hard comparable base of the first quarter and April volumes reflected this, trending significantly better than that of the previous months.

Along with volume improvement, within our commercial platforms and focus on operational excellence, we accelerated some important initiatives that will play a key role in our EBITDA performance going forward:

•         RGB is a top priority for 2016. This trend moved faster than expected in the first quarter and we are stepping up our execution to accelerate it even further, driving affordability in a profitable way, since RGBs, while carrying a lower net revenue/hl, have a significantly lower cash COGS/hl.

•         We are also taking advantage of our cost management capabilities, which have helped us considerably in the past to improve our profitability in different cycles. Significant cost savings and efficiency gains were already achieved in 1Q16 and will continue to positively impact our profitability in the quarters to come.

In summary, we continue to focus on what we can control and remain confident in our initiatives to deliver a solid performance in Brazil, despite the weak start and volatile scenario.

Our guidance for Brazil does not change:

•         Top line in Brazil to grow mid to high single digit in the full year;

•         Cash COGS in Brazil to grow low to mid teens in the full year;

•         Brazil cash SG&A to grow low single digit in the full year;

•         Capex in Brazil to decline year over year.

In CAC, we continue to see significant top line growth and EBITDA margin expansion opportunities to be captured. In LAS, while Argentina continues to experience short term volatility due to structural reforms undergoing in the country, we remain confident in our ability to deliver solid top line and EBITDA growth in the region. In Canada, we will continue to pursue a strong top line momentum in a profitable way by delivering strong execution of our core and premium brands while leveraging on our recent acquisitions in craft and near beer.

First Quarter 2016 Results May 4, 2016 Page 6

Ambev Consolidated Income Statement

Consolidated income statement	1Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q16	Reported	Organic
Net revenue	10,768.8	67.3	446.6	282.4	11,565.1	7.4%	2.6%
Cost of goods sold (COGS)	(3,613.8)	(25.4)	(214.0)	(107.1)	(3,960.3)	9.6%	2.9%
Gross profit	7,155.0	41.9	232.6	175.3	7,604.8	6.3%	2.4%
Selling, general and administrative (SG&A)	(3,220.3)	(24.6)	(153.0)	(198.7)	(3,596.7)	11.7%	6.1%
Other operating income	466.8	(1.0)	4.6	(78.0)	392.3	-15.9%	-16.8%
Normalized operating income (normalized EBIT)	4,401.4	16.4	84.2	(101.5)	4,400.5	0.0%	-2.3%
Exceptional items above EBIT	(7.8)			1.6	(6.2)	-20.0%	-20.0%
Net finance results	(481.7)				(1,171.3)	143.2%
Share of results of associates	2.4				7.4	nm
Income tax expense	(951.5)				(336.4)	-64.6%
Profit	2,962.8				2,894.0	-2.3%
Attributable to Ambev holders	2,810.7				2,766.9	-1.6%
Attributable to non-controlling interests	152.2				127.1	-16.5%
Normalized profit	2,970.6				2,900.2	-2.4%
Attributable to Ambev holders	2,818.5				2,773.1	-1.6%

Normalized EBITDA	5,072.9	18.9	115.5	57.0	5,264.3	3.8%	1.1%

First Quarter 2016 Results May 4, 2016 Page 7

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

First Quarter 2016 Results May 4, 2016 Page 8

Ambev Consolidated

We delivered during the quarter R$ 11,565.1 million of Net Revenue (+2.6%) and R$ 5,264.3 million of Normalized EBITDA (+1.1%).

Ambev results	1Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q16	Reported	Organic
Volume ('000 hl)	43,181.0	89.6		(3,313.3)	39,957.3	-7.5%	-7.7%
Net revenue	10,768.8	67.3	446.6	282.4	11,565.1	7.4%	2.6%
Net revenue/hl	249.4	1.0	11.2	27.8	289.4	16.1%	11.1%
COGS	(3,613.8)	(25.4)	(214.0)	(107.1)	(3,960.3)	9.6%	2.9%
COGS/hl	(83.7)	(0.4)	(5.4)	(9.7)	(99.1)	18.4%	11.5%
COGS excl. deprec.&amort.	(3,163.1)	(24.5)	(186.0)	(29.7)	(3,403.3)	7.6%	0.9%
COGS/hl excl. deprec. &amort	(73.3)	(0.4)	(4.7)	(6.9)	(85.2)	16.3%	9.3%
Gross profit	7,155.0	41.9	232.6	175.3	7,604.8	6.3%	2.4%
Gross margin	66.4%				65.8%	-60 bps	-10 bps
SG&A excl. deprec.&amort.	(2,999.5)	(22.9)	(149.8)	(117.6)	(3,289.8)	9.7%	3.9%
SG&A deprec.&amort.	(220.9)	(1.6)	(3.3)	(81.1)	(306.9)	38.9%	36.5%
SG&A total	(3,220.3)	(24.6)	(153.0)	(198.7)	(3,596.7)	11.7%	6.1%
Other operating income	466.8	(1.0)	4.6	(78.0)	392.3	-15.9%	-16.8%
Normalized EBIT	4,401.4	16.4	84.2	(101.5)	4,400.5	0.0%	-2.3%
Normalized EBIT margin	40.9%				38.0%	-290 bps	-200 bps
Normalized EBITDA	5,072.9	18.9	115.5	57.0	5,264.3	3.8%	1.1%
Normalized EBITDA margin	47.1%				45.5%	-160 bps	-70 bps

First Quarter 2016 Results May 4, 2016 Page 9

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and Central America and the Caribbean (CAC) operations. LAN EBITDA for the quarter totaled R$ 3,600.1 million (-3.5%).

LAN results	1Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q16	Reported	Organic
Volume ('000 hl)	31,280.1	-		(2,279.4)	29,000.7	-7.3%	-7.3%
Net revenue	7,145.1	-	269.2	(138.7)	7,275.7	1.8%	-1.9%
Net revenue/hl	228.4	-	9.3	13.2	250.9	9.8%	5.8%
COGS	(2,359.4)	-	(125.5)	0.1	(2,484.8)	5.3%	0.0%
COGS/hl	(75.4)	-	(4.3)	(5.9)	(85.7)	13.6%	7.9%
COGS excl. deprec.&amort.	(2,016.7)	-	(106.3)	62.1	(2,061.0)	2.2%	-3.1%
COGS/hl excl. deprec. &amort	(64.5)	-	(3.7)	(2.9)	(71.1)	10.2%	4.5%
Gross profit	4,785.7	-	143.7	(138.6)	4,790.8	0.1%	-2.9%
Gross margin	67.0%				65.8%	-120 bps	-70 bps
SG&A excl. deprec.&amort.	(1,981.9)	-	(65.2)	5.9	(2,041.2)	3.0%	-0.3%
SG&A deprec.&amort.	(159.6)	-	(5.5)	(52.9)	(218.0)	36.6%	33.2%
SG&A total	(2,141.5)	-	(70.7)	(47.0)	(2,259.1)	5.5%	2.2%
Other operating income	480.4	-	1.5	(55.4)	426.5	-11.2%	-11.5%
Normalized EBIT	3,124.7	-	74.6	(241.0)	2,958.2	-5.3%	-7.7%
Normalized EBIT margin	43.7%				40.7%	-300 bps	-250 bps
Normalized EBITDA	3,627.0	-	99.2	(126.1)	3,600.1	-0.7%	-3.5%
Normalized EBITDA margin	50.8%				49.5%	-130 bps	-80 bps

First Quarter 2016 Results May 4, 2016 Page 10

Ambev Brazil

We delivered R$ 3,221.3 million (-5.5%) of Normalized EBITDA in Brazil in the quarter, with an EBITDA margin of 51.5% (-80bps yoy). Net revenue declined 4.0% in the quarter, with a volume decline of 8.5% and a NR/hl increase of 4.9%. Cash COGS was down 6.4% driven by volume decline and a 2.3% increase in cash COGS/hl. SG&A (excluding depreciation and amortization) expenses were down 0.9% in the quarter.

Ambev Brazil results	1Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q16	Reported	Organic
Volume ('000 hl)	29,294.6			(2,486.5)	26,808.1	-8.5%	-8.5%
Net revenue	6,518.4			(260.3)	6,258.1	-4.0%	-4.0%
Net revenue/hl	222.5			10.9	233.4	4.9%	4.9%
COGS	(2,073.0)			60.0	(2,013.0)	-2.9%	-2.9%
COGS/hl	(70.8)			(4.3)	(75.1)	6.1%	6.1%
COGS excl. deprec.&amort.	(1,775.8)			113.7	(1,662.2)	-6.4%	-6.4%
COGS/hl excl. deprec. &amort	(60.6)			(1.4)	(62.0)	2.3%	2.3%
Gross profit	4,445.4			(200.3)	4,245.1	-4.5%	-4.5%
Gross margin	68.2%				67.8%	-40 bps	-40 bps
SG&A excl. deprec.&amort.	(1,810.6)			16.1	(1,794.5)	-0.9%	-0.9%
SG&A deprec.&amort.	(149.1)			(48.1)	(197.2)	32.3%	32.3%
SG&A total	(1,959.7)			(32.0)	(1,991.7)	1.6%	1.6%
Other operating income	476.8			(56.9)	419.9	-11.9%	-11.9%
Normalized EBIT	2,962.5			(289.2)	2,673.2	-9.8%	-9.8%
Normalized EBIT margin	45.4%				42.7%	-270 bps	-270 bps
Normalized EBITDA	3,408.7			(187.4)	3,221.3	-5.5%	-5.5%
Normalized EBITDA margin	52.3%				51.5%	-80 bps	-80 bps

First Quarter 2016 Results May 4, 2016 Page 11

Beer Brazil

In 1Q16, EBITDA for Beer Brazil was R$ 2,772.3 million (-8.0%) with an EBITDA margin compression of 190bps to 52.2%.

NR was down 4.6% in the quarter, impacted by a volume decline of 10.0% mainly driven by the adverse macroeconomic environment and a tough comparable base due to the early Carnival and price increases to mitigate taxes. NR/hl grew 6.0% due to our revenue management initiatives, including the benefit of premium mix, but partly offset by significantly higher weight of returnable glass bottles in our beer portfolio.

Cash COGS/hl increased by 2.9%, below inflation, benefiting among other things from (i) a positive mix of RGB, (ii) procurement savings and productivity gains, and (iii) FX and commodity hedges. Cash SG&A was flattish (-0.2%) with low to mid single digit growth of sales and marketing and distribution expenses offset by a decline in administrative expenses, mainly due to efficiency gains in our non working money base.

Beer Brazil results	1Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q16	Reported	Organic
Volume ('000 hl)	22,079.2			(2,211.7)	19,867.5	-10.0%	-10.0%
Net revenue	5,567.6			(257.7)	5,309.9	-4.6%	-4.6%
Net revenue/hl	252.2			15.1	267.3	6.0%	6.0%
COGS	(1,657.2)			57.8	(1,599.4)	-3.5%	-3.5%
COGS/hl	(75.1)			(5.4)	(80.5)	7.3%	7.3%
COGS excl. deprec.&amort.	(1,400.8)			103.3	(1,297.5)	-7.4%	-7.4%
COGS/hl excl. deprec. &amort	(63.4)			(1.9)	(65.3)	2.9%	2.9%
Gross profit	3,910.4			(200.0)	3,710.5	-5.1%	-5.1%
Gross margin	70.2%				69.9%	-30 bps	-30 bps
SG&A excl. deprec.&amort.	(1,580.4)			3.6	(1,576.8)	-0.2%	-0.2%
SG&A deprec.&amort.	(110.8)			(48.3)	(159.1)	43.6%	43.6%
SG&A total	(1,691.2)			(44.7)	(1,736.0)	2.6%	2.6%
Other operating income	425.9			(89.1)	336.8	-20.9%	-20.9%
Normalized EBIT	2,645.1			(333.8)	2,311.3	-12.6%	-12.6%
Normalized EBIT margin	47.5%				43.5%	-400 bps	-400 bps
Normalized EBITDA	3,012.3			(239.9)	2,772.3	-8.0%	-8.0%
Normalized EBITDA margin	54.1%				52.2%	-190 bps	-190 bps

First Quarter 2016 Results May 4, 2016 Page 12

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 449.0 million (+13.3%) in the 1Q16, with an EBITDA margin of 47.3% (+560bps).

Net revenue was flattish (-0.3%), as a volume decrease of 3.8% was almost fully offset by a NR/hl growth of 3.7%.

Cash COGS/hl increased by 1.1% with a benefit from (i) commodity hedges, mainly sugar and PET and (ii) procurement savings and productivity gains. Cash SG&A was down 5.4% driven by a decline in sales and marketing and administrative expenses, mainly due to efficiency gains, partly offset by higher distribution expenses.

CSD&Nanc Brazil results	1Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q16	Reported	Organic
Volume ('000 hl)	7,215.4			(274.8)	6,940.6	-3.8%	-3.8%
Net revenue	950.8			(2.5)	948.2	-0.3%	-0.3%
Net revenue/hl	131.8			4.9	136.6	3.7%	3.7%
COGS	(415.8)			2.2	(413.6)	-0.5%	-0.5%
COGS/hl	(57.6)			(2.0)	(59.6)	3.4%	3.4%
COGS excl. deprec.&amort.	(375.1)			10.4	(364.7)	-2.8%	-2.8%
COGS/hl excl. deprec. &amort	(52.0)			(0.6)	(52.5)	1.1%	1.1%
Gross profit	534.9			(0.3)	534.6	-0.1%	-0.1%
Gross margin	56.3%				56.4%	10 bps	10 bps
SG&A excl. deprec.&amort.	(230.2)			12.5	(217.7)	-5.4%	-5.4%
SG&A deprec.&amort.	(38.3)			0.2	(38.1)	-0.5%	-0.5%
SG&A total	(268.5)			12.7	(255.8)	-4.7%	-4.7%
Other operating income	51.0			32.2	83.1	63.1%	63.1%
Normalized EBIT	317.4			44.6	362.0	14.0%	14.0%
Normalized EBIT margin	33.4%				38.2%	480 bps	480 bps
Normalized EBITDA	396.4			52.5	449.0	13.3%	13.3%
Normalized EBITDA margin	41.7%				47.3%	560 bps	560 bps

First Quarter 2016 Results May 4, 2016 Page 13

Central America and the Caribbean (CAC)

Our operations in the Central America and the Caribbean delivered an EBITDA of R$ 378.8 million (+28.1%) in the quarter, with an EBITDA margin of 37.2% (+260 bps).

Our top line increased by 19.4% in 1Q16, mainly explained by another quarter of double digit volume growth coupled a NR/hl increase of 8.1%. In Dominican Republic, we expanded Carnival Presidente execution, activating demand and enhancing the equity of our brands while, in Guatemala, we continued to improve our execution with Brahva, Modelo and Corona, with a strong summer activation. EBITDA performance was also driven by our solid cost management discipline, with cash SG&A growing below net revenue (+6.0%), driving another quarter of EBITDA margin expansion.

CAC results	1Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q16	Reported	Organic
Volume total ('000 hl)	1,985.5			207.1	2,192.6	10.4%	10.4%
Net revenue	626.8		269.2	121.6	1,017.6	62.3%	19.4%
Net revenue/hl	315.7		122.8	25.6	464.1	47.0%	8.1%
COGS	(286.4)		(125.5)	(59.9)	(471.8)	64.7%	20.9%
COGS/hl	(144.3)		(57.2)	(13.7)	(215.2)	49.2%	9.5%
COGS excl. deprec.&amort.	(240.9)		(106.3)	(51.6)	(398.8)	65.6%	21.4%
COGS/hl excl. deprec. &amort	(121.3)		(48.5)	(12.1)	(181.9)	49.9%	9.9%
Gross profit	340.3		143.7	61.7	545.7	60.3%	18.1%
Gross margin	54.3%				53.6%	-70 bps	-60 bps
SG&A excl. deprec.&amort.	(171.3)		(65.2)	(10.2)	(246.7)	44.0%	6.0%
SG&A deprec.&amort.	(10.5)		(5.5)	(4.8)	(20.7)	97.5%	45.5%
SG&A total	(181.8)		(70.7)	(15.0)	(267.4)	47.1%	8.2%
Other operating income/expenses	3.6		1.5	1.5	6.7	84.2%	42.0%
Normalized EBIT	162.2		74.6	48.2	285.0	75.7%	29.7%
Normalized EBIT margin	25.9%				28.0%	210 bps	220 bps
Normalized EBITDA	218.3		99.2	61.3	378.8	73.5%	28.1%
Normalized EBITDA margin	34.8%				37.2%	240 bps	260 bps

First Quarter 2016 Results May 4, 2016 Page 14

Latin America South (LAS)

LAS EBITDA increased by 15.4% in 1Q16 to R$ 1,335.7 million, with an EBITDA margin of +44.9% (+10 bps).

Our volumes were down 10.4% in LAS mainly due to Peru CSD exit in 3Q15 and adverse macroeconomic conditions in Argentina. Adjusted for Peru CSD, our volumes would be down mid single digit, reflecting the challenging trading conditions in the region. In Beer, we had a solid performance in (i) Paraguay, mainly driven by Budweiser, Pielsen and Brahma and (ii) Chile, led once again by Corona, coupled with the successful incorporation of Budweiser. In the CSD segment, we remain excited with Guaraná Antarctica roll out in Argentina, along with a great performance of Gatorade in the country. Top line was up 15.1% with a NR/hl increase of 28.6%.

Cash COGS/hl grew 19.6%, mainly driven by higher inflation in Argentina, partly offset by our currency hedges. SG&A (excluding depreciation and amortization) increased by 24.6%, adversely impacted by inflationary pressures mainly in Argentina.

LAS results	1Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q16	Reported	Organic
Volume ('000 hl)	10,068.2			(1,051.2)	9,017.0	-10.4%	-10.4%
Net revenue	2,629.2		(53.5)	398.1	2,973.9	13.1%	15.1%
Net revenue/hl	261.1		(5.9)	74.6	329.8	26.3%	28.6%
COGS	(949.5)		(13.4)	(81.4)	(1,044.3)	10.0%	8.6%
COGS/hl	(94.3)		(1.5)	(20.0)	(115.8)	22.8%	21.2%
COGS excl. deprec.&amort.	(869.3)		(9.9)	(62.0)	(941.2)	8.3%	7.1%
COGS/hl excl. deprec. &amort	(86.3)		(1.1)	(16.9)	(104.4)	20.9%	19.6%
Gross profit	1,679.7		(66.9)	316.8	1,929.6	14.9%	18.9%
Gross margin	63.9%				64.9%	100 bps	200 bps
SG&A excl. deprec.&amort.	(551.9)		18.4	(135.7)	(669.2)	21.3%	24.6%
SG&A deprec.&amort.	(49.7)		5.3	(25.9)	(70.3)	41.4%	52.1%
SG&A total	(601.6)		23.7	(161.6)	(739.5)	22.9%	26.9%
Other operating income/expenses	(15.4)		4.1	(16.4)	(27.7)	80.2%	106.6%
Normalized EBIT	1,062.7		(39.1)	138.7	1,162.3	9.4%	13.1%
Normalized EBIT margin	40.4%				39.1%	-130 bps	-70 bps
Normalized EBITDA	1,192.6		(41.0)	184.1	1,335.7	12.0%	15.4%
Normalized EBITDA margin	45.4%				44.9%	-50 bps	10 bps

We are not segmenting our results in LAS between LAS Beer and LAS CSD&NANC anymore.

First Quarter 2016 Results May 4, 2016 Page 15

Canada

In Canada, EBITDA was R$ 328.6 million, growing +5.7% in local currency in 1Q16, including the benefit of recent acquisitions of craft (Mill Street) and near beer brands (Mark Anthony’s Group), with an EBITDA margin of 25.0%.

Our reported volumes grew 5.8% (0.9% organic) mainly driven by (i) beer industry expansion, due to favorable weather and an extra selling day in the quarter, (ii) solid performance of Bud Light, Corona, and Stella Artois, which each grew volume mid to high single digit, and Goose Island IPA, which is among the fastest growing craft brands in Canada, and (iii) the benefit of our strategic acquisitions in the fast growing craft, ready-to-drink and cider categories, leading to the 9th quarter in a row of market share gain. NR increased by 2.3% as our net revenue per hectoliter increased by 1.3% mainly explained by our revenue management initiatives and the benefit of premium mix.

Cash COGS/hl was up 9.2% driven by negative impact from currency devaluation and the higher weight of premium, while cash SG&A declined 2.6%, with higher investments in sales and marketing being more than offset by lower administrative expenses and the phasing of distribution costs.

Canada results	1Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q16	Reported	Organic
Volume ('000 hl)	1,832.7	89.6		17.3	1,939.6	5.8%	0.9%
Net revenue	994.4	67.3	230.9	22.9	1,315.6	32.3%	2.3%
Net revenue/hl	542.6	9.7	119.0	6.9	678.3	25.0%	1.3%
COGS	(304.9)	(25.4)	(75.1)	(25.8)	(431.2)	41.4%	8.5%
COGS/hl	(166.4)	(5.5)	(38.7)	(11.8)	(222.3)	33.6%	7.1%
COGS excl. deprec.&amort.	(277.2)	(24.5)	(69.7)	(29.8)	(401.2)	44.7%	10.8%
COGS/hl excl. deprec. &amort	(151.2)	(5.7)	(35.9)	(14.0)	(206.8)	36.8%	9.2%
Gross profit	689.5	41.9	155.8	(2.9)	884.4	28.3%	-0.4%
Gross margin	69.3%				67.2%	-210 bps	-180 bps
SG&A excl. deprec.&amort.	(465.7)	(22.9)	(102.9)	12.2	(579.4)	24.4%	-2.6%
SG&A deprec.&amort.	(11.5)	(1.6)	(3.1)	(2.3)	(18.6)	61.0%	19.6%
SG&A total	(477.2)	(24.6)	(106.1)	9.9	(598.0)	25.3%	-2.1%
Other operating income/expenses	1.7	(1.0)	(1.0)	(6.2)	(6.5)	nm	nm
Normalized EBIT	214.1	16.4	48.8	0.8	279.9	30.8%	0.4%
Normalized EBIT margin	21.5%				21.3%	-20 bps	-40 bps
Normalized EBITDA	253.3	18.9	57.3	(1.0)	328.6	29.7%	-0.4%
Normalized EBITDA margin	25.5%				25.0%	-50 bps	-70 bps

First Quarter 2016 Results May 4, 2016 Page 16

Other operating/(expense)

Other operating income/(expense) totaled R$ 392.3 million in 2016, mainly explained by government grants related to State VAT long-term tax incentives that were down year over year due to lower revenues.

Other operating income/(expenses)	1Q15	1Q16

R$ million

Government grants/NPV of long term fiscal incentives	467.7	355.3
(Additions to)/reversals of provisions	(8.6)	(22.2)
Net gain on disposal of property, plant and equipment and intangible assets	(12.5)	2.9
Net other operating income	20.2	56.3

	466.8	392.3

Exceptional items

During the first quarter we recorded an expense of R$ 6.2 million in exceptional items (as compared to R$ 7.8 million in 1Q15).

Exceptional items	1Q15	1Q16

R$ million

Restructuring	(7.8)	(6.2)
Other exceptional items

	(7.8)	(6.2)

First Quarter 2016 Results May 4, 2016 Page 17

Net finance results

Net finance results totaled an expense of R$ 1,171.3 million versus R$ 481.7 million in 1Q15, mainly due to:

(i)            Interest income of R$ 185.1 million primarily from our cash balance in BRL, USD and CAD;

(ii)           An expense of R$ 361.0 million due to interest expenses and the non cash expense related to the put option associated with our investment in the Dominican Republic;

(iii)          R$ 417.4 million losses on derivative instruments mainly driven by the carry cost of our FX hedges, primarily linked to our COGS exposure in Brazil and Argentina. Depending on the hedge instrument, the cash impact might differ in time from the expense accrual;

(iv)          R$ 245.3 million losses in non derivatives, mainly due to non cash foreign exchange translation losses on intercompany payables and loans, offset by foreign exchange translation gains on equity, with no economic impact;

(v)           Other financial expenses were higher due to a one time impact from a legal claim that became payable during the quarter.

Net finance results	1Q15	1Q16

R$ million

Interest income	173.5	185.1
Interest expenses	(207.6)	(361.0)
Gains/(losses) on derivative instruments	(219.7)	(417.4)
Gains/(losses) on non-derivative instruments	(119.4)	(245.3)
Taxes on financial transactions	(28.7)	(43.3)
Other financial income/(expenses), net	(79.8)	(289.4)

Net finance results	(481.7)	(1,171.3)

As of March 2016 we held a net cash position of R$ 2,256.5 million (down from R$ 10,233.3 million as of December 2015).  Consolidated debt corresponded to R$ 3,959.8 million whereas cash and cash equivalents less bank overdrafts totaled R$ 6,007.3 million, down from R$ 13,617.6 million as of December 2015.

	December 2015			March 2016
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	594.0	1,560.7	2,154.6	525.6	1,479.1	2,004.8
Foreign Currency	688.6	756.2	1,444.8	1,140.8	814.3	1,955.1
Consolidated Debt	1,282.6	2,316.9	3,599.5	1,666.4	2,293.5	3,959.8

Cash and Cash Equivalents less Bank Overdrafts			13,617.6			6,007.3
Current Investment Securities			215.1			209.1

Net Debt/ (Cash)			(10,233.3)			(2,256.5)

First Quarter 2016 Results May 4, 2016 Page 18

Provision for income tax & social contribuition

The weighted nominal tax rate in the quarter was 30.9% while effective tax rate was 10.4% versus 24.3% last year, mainly due to a higher benefit of interest on shareholders’ equity and non elevant Other tax adjustments, compared to a one time negative impact of approximately R$ 360 million reported in 1Q15 related to intercompany transactions.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution
R$ million	1Q15	1Q16

Profit before tax	3,914.3	3,230.4

Adjustment on taxable basis
Non-taxable net financial and other income	(478.2)	(130.0)
Goverment grants (VAT)	(299.1)	(341.1)
Share of results of associates	(2.4)	(7.4)
Expenses not deductible for tax purposes	69.5	260.4
Foreign profits taxed in Brazil		479.0
	3,204.1	3,491.2
Aggregated weighted nominal tax rate	32.7%	30.9%
Taxes – nominal rate	(1,048.2)	(1,079.4)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	487.6	693.3
Tax benefit - amortization on tax books	35.6	35.6
Other tax adjustments	(426.5)	14.1
Income tax and social contribution expense	(951.5)	(336.4)
Effective tax rate	24.3%	10.4%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of March 31st, 2016.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,721,882,205	61.9%
FAHZ	1,561,263,301	9.9%
Market	4,411,379,712	28.1%
Outstanding	15,694,525,218	100.0%
Treasury	23,090,201
TOTAL	15,717,615,419
Free float BM&FBovespa	3,040,080,994	19.4%
Free float NYSE	1,371,298,718	8.7%

First Quarter 2016 Results May 4, 2016 Page 19

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q15	1Q16
Profit - Ambev holders	2,810.7	2,766.9
Non-controlling interest	152.2	127.1
Income tax expense	951.5	336.4
Profit before taxes	3,914.3	3,230.4
Share of results of associates	(2.4)	(7.4)
Net finance results	481.7	1,171.3
Exceptional items	7.8	6.2
Normalized EBIT	4,401.4	4,400.5
Depreciation & amortization - total	671.5	863.9
Normalized EBITDA	5,072.9	5,264.3

First Quarter 2016 Results May 4, 2016 Page 20

Q1 2016 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Ricardo Rittes Chief Financial and Investor Relations Officer

Language:	English

Date:	May 4th, 2016 (Wednesday)

Time:	12:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (844) 839-2182
	International participants	+ 1 (412) 317-2503

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.neo1.net/Cover.aspx?PlatformId=oKPnsPc1KvkOr%2BE28fKNPw%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10083335 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima (+55 11) 2122-1415 marino.lima@ambev.com.br	Andre Thomaz (+55 11) 2122-1414 andre.thomaz@ambev.com.br

www.ambev.com.br/investidores

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

First Quarter 2016 Results May 4, 2016 Page 21

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	1Q15	1Q16%		1Q15	1Q16%		1Q15	1Q16%
Volumes (000 hl)	22,079	19,867	-10.0%	7,215	6,941	-3.8%	29,295	26,808	-8.5%

R$ million
Net sales	5,567.6	5,309.9	-4.6%	950.8	948.2	-0.3%	6,518.4	6,258.1	-4.0%
% of total	51.7%	45.9%		8.8%	8.2%		60.5%	54.1%
COGS	(1,657.2)	(1,599.4)	-3.5%	(415.8)	(413.6)	-0.5%	(2,073.0)	(2,013.0)	-2.9%
% of total	45.9%	40.4%		11.5%	10.4%		57.4%	50.8%
Gross profit	3,910.4	3,710.5	-5.1%	534.9	534.6	-0.1%	4,445.4	4,245.1	-4.5%
% of total	54.7%	48.8%		7.5%	7.0%		62.1%	55.8%
SG&A	(1,691.2)	(1,736.0)	2.6%	(268.5)	(255.8)	-4.7%	(1,959.7)	(1,991.7)	1.6%
% of total	52.5%	48.3%		8.3%	7.1%		60.9%	55.4%
Other operating income/(expenses)	425.9	336.8	-20.9%	51.0	83.1	63.1%	476.8	419.9	-11.9%
% of total	91.2%	85.8%		10.9%	21.2%		102.2%	107.0%
Normalized EBIT	2,645.1	2,311.3	-12.6%	317.4	362.0	14.0%	2,962.5	2,673.2	-9.8%
% of total	60.1%	52.5%		7.2%	8.2%		67.3%	60.7%
Normalized EBITDA	3,012.3	2,772.3	-8.0%	396.4	449.0	13.3%	3,408.7	3,221.3	-5.5%
% of total	59.4%	52.7%		7.8%	8.5%		67.2%	61.2%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.8%	-30.1%		-43.7%	-43.6%		-31.8%	-32.2%
Gross profit	70.2%	69.9%		56.3%	56.4%		68.2%	67.8%
SG&A	-30.4%	-32.7%		-28.2%	-27.0%		-30.1%	-31.8%
Other operating income/(expenses)	7.6%	6.3%		5.4%	8.8%		7.3%	6.7%
Normalized EBIT	47.5%	43.5%		33.4%	38.2%		45.4%	42.7%
Normalized EBITDA	54.1%	52.2%		41.7%	47.3%		52.3%	51.5%

Per hectoliter - (R$/hl)
Net sales	252.2	267.3	6.0%	131.8	136.6	3.7%	222.5	233.4	4.9%
COGS	(75.1)	(80.5)	7.3%	(57.6)	(59.6)	3.4%	(70.8)	(75.1)	6.1%
Gross profit	177.1	186.8	5.4%	74.1	77.0	3.9%	151.7	158.4	4.4%
SG&A	(76.6)	(87.4)	14.1%	(37.2)	(36.9)	-1.0%	(66.9)	(74.3)	11.1%
Other operating income/(expenses)	19.3	17.0	-12.1%	7.1	12.0	69.6%	16.3	15.7	-3.8%
Normalized EBIT	119.8	116.3	-2.9%	44.0	52.2	18.6%	101.1	99.7	-1.4%
Normalized EBITDA	136.4	139.5	2.3%	54.9	64.7	17.7%	116.4	120.2	3.3%

Ambev - Segment financial information
Organic results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	1Q15	1Q16%		1Q15	1Q16%		1Q15	1Q16%		1Q15	1Q16%
Volumes (000 hl)	10,068	9,017	-10.4%	1,985	2,193	10.4%	1,833	1,940	0.9%	43,181	39,957	-7.7%

R$ million
Net sales	2,629.2	2,973.9	15.1%	626.8	1,017.6	19.4%	994.4	1,315.6	2.3%	10,768.8	11,565.1	2.6%
% of total	24.4%	25.7%		5.8%	8.8%		9.2%	11.4%		100.0%	100.0%
COGS	(949.5)	(1,044.3)	8.6%	(286.4)	(471.8)	20.9%	(304.9)	(431.2)	8.5%	(3,613.8)	(3,960.3)	2.9%
% of total	26.3%	26.4%		7.9%	11.9%		8.4%	10.9%		100.0%	100.0%
Gross profit	1,679.7	1,929.6	18.9%	340.3	545.7	18.1%	689.5	884.4	-0.4%	7,155.0	7,604.8	2.4%
% of total	23.5%	25.4%		4.8%	7.2%		9.6%	11.6%		100.0%	100.0%
SG&A	(601.6)	(739.5)	26.9%	(181.8)	(267.4)	8.2%	(477.2)	(598.0)	-2.1%	(3,220.3)	(3,596.7)	6.1%
% of total	18.7%	20.6%		5.6%	7.4%		14.8%	16.6%		100.0%	100.0%
Other operating income/(expenses)	(15.4)	(27.7)	106.6%	3.6	6.7	42.0%	1.7	(6.5)	nm	466.8	392.3	-16.8%
% of total	-3.3%	-7.1%		0.8%	1.7%		0.4%	-1.7%		100.0%	100.0%
Normalized EBIT	1,062.7	1,162.3	13.1%	162.2	285.0	29.7%	214.1	279.9	0.4%	4,401.4	4,400.5	-2.3%
% of total	24.1%	26.4%		3.7%	6.5%		4.9%	6.4%		100.0%	100.0%
Normalized EBITDA	1,192.6	1,335.7	15.4%	218.3	378.8	28.1%	253.3	328.6	-0.4%	5,072.9	5,264.3	1.1%
% of total	23.5%	25.4%		4.3%	7.2%		5.0%	6.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.1%	-35.1%		-45.7%	-46.4%		-30.7%	-32.8%		-33.6%	-34.2%
Gross profit	63.9%	64.9%		54.3%	53.6%		69.3%	67.2%		66.4%	65.8%
SG&A	-22.9%	-24.9%		-29.0%	-26.3%		-48.0%	-45.5%		-29.9%	-31.1%
Other operating income/(expenses)	-0.6%	-0.9%		0.6%	0.7%		0.2%	-0.5%		4.3%	3.4%
Normalized EBIT	40.4%	39.1%		25.9%	28.0%		21.5%	21.3%		40.9%	38.0%
Normalized EBITDA	45.4%	44.9%		34.8%	37.2%		25.5%	25.0%		47.1%	45.5%

Per hectoliter - (R$/hl)
Net sales	261.1	329.8	28.6%	315.7	464.1	8.1%	542.6	678.3	1.3%	249.4	289.4	11.1%
COGS	(94.3)	(115.8)	21.2%	(144.3)	(215.2)	9.5%	(166.4)	(222.3)	6.9%	(83.7)	(99.1)	11.5%
Gross profit	166.8	214.0	32.7%	171.4	248.9	7.0%	376.2	456.0	-1.3%	165.7	190.3	10.9%
SG&A	(59.8)	(82.0)	41.7%	(91.6)	(122.0)	-2.0%	(260.4)	(308.3)	-2.8%	(74.6)	(90.0)	14.9%
Other operating income/(expenses)	(1.5)	(3.1)	30.7%	1.8	3.0	-71.4%	1.0	(3.3)	nm	10.8	9.8	-9.9%
Normalized EBIT	105.6	128.9	26.2%	81.7	130.0	17.5%	116.8	144.3	-0.6%	101.9	110.1	5.8%
Normalized EBITDA	118.5	148.1	28.9%	109.9	172.7	16.0%	138.2	169.4	-1.2%	117.5	131.7	9.5%

.

First Quarter 2016 Results May 4, 2016 Page 22

CONSOLIDATED BALANCE SHEET	March 2016	December 2015
R$ million
Assets
Current assets
Cash and cash equivalents	6,007.3	13,620.2
Investment securities	209.1	215.1
Derivative financial instruments	372.4	1,512.4
Trade receivables	3,146.1	4,165.7
Inventories	4,896.0	4,338.2
Income tax and social contributions receivable	2,337.7	2,398.6
Other taxes receivable	841.7	796.3
Other assets	1,264.2	1,268.0
	19,074.5	28,314.5
Non-current assets
Investment securities	74.4	118.6
Derivative financial instruments	13.8	51.4
Income tax and social contributions receivable	556.5	557.4
Deferred tax assets	3,059.5	2,749.8
Other taxes receivable	306.2	335.4
Other assets	1,982.1	2,140.2
Employee benefits	18.0	8.6
Investments in associates	384.9	714.9
Property, plant and equipment	18,693.4	19,140.1
Intangible assets	5,061.5	5,092.2
Goodwill	31,023.2	30,953.1
	61,173.5	61,861.7

Total assets	80,248.0	90,176.2

Equity and liabilities
Current liabilities
Trade payables	9,864.6	11,833.7
Derivative financial instruments	723.6	4,673.0
Interest-bearing loans and borrowings	1,666.4	1,282.6
Bank overdrafts		2.5
Payroll and social security payables	662.8	915.5
Dividends and interest on shareholder´s equity payable	579.0	598.6
Income tax and social contribution payable	1,016.8	1,245.3
Taxes and contributions payable	1,846.1	3,096.9
Other liabilities	5,423.3	6,370.7
Provisions	121.4	123.1
	21,904.0	30,141.9
Non-current liabilities
Trade payables	239.1	110.1
Derivative financial instruments	21.7	145.1
Interest-bearing loans and borrowings	2,293.5	2,316.9
Deferred tax liabilities	2,461.5	2,473.5
Taxes and contributions payable	590.4	910.0
Other liabilities	1,141.8	1,023.7
Provisions	424.4	499.5
Employee benefits	2,151.5	2,221.9
	9,323.9	9,700.7

Total liabilities	31,227.9	39,842.6

Equity
Issued capital	57,614.2	57,614.1
Reserves	60,581.2	62,574.8
Comprehensive income	(73,884.4)	(71,857.0)
Retained earnings	2,766.9
Equity attributable to equity holders of Ambev	47,077.9	48,331.9
Non-controlling interests	1,942.2	2,001.7
Total Equity	49,020.1	50,333.6

Total equity and liabilities	80,248.0	90,176.2

First Quarter 2016 Results May 4, 2016 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS
R$ million	1Q16	1Q15

Net sales	11,565.1	10,768.8
Cost of sales	(3,960.3)	(3,613.8)
Gross profit	7,604.8	7,155.0

Sales and marketing expenses	(3,063.0)	(2,698.8)
Administrative expenses	(533.6)	(521.5)
Other operating income/(expenses)	392.3	466.8

Normalized EBIT	4,400.5	4,401.4

Exceptional items	(6.2)	(7.8)

Income from operations (EBIT)	4,394.2	4,393.6

Net finance results	(1,171.3)	(481.7)
Share of results of associates	7.4	2.4

Profit before income tax	3,230.4	3,914.3

Income tax expense	(336.4)	(951.5)

Profit	2,894.0	2,962.8
Attributable to:
Equity holders of Ambev	2,766.9	2,810.7
Non-controlling interest	127.1	152.2

Basic earnings per share (common)	0.18	0.18
Diluted earnings per share (common)	0.17	0.18

Normalized Profit	2,900.2	2,970.6

Normalized basic earnings per share (common)	0.18	0.18
Normalized diluted earnings per share (common)	0.17	0.18

Nº of basic shares outstanding	15,746.4	15,717.8
Nº of diluted shares outstanding	15,868.2	15,841.3

First Quarter 2016 Results May 4, 2016 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ million	1Q16	1Q15
Cash Flows from Operating Activities
Profit	2,894.0	2,962.8
Depreciation, amortization and impairment	863.8	671.5
Impairment losses on receivables and inventories	24.2	56.2
Additions/(reversals) in provisions and employee benefits	90.8	48.0
Net finance cost	1,171.3	481.7
Loss/(gain) on sale of property, plant and equipment and intangible assets	(2.9)	12.5
Equity-settled share-based payment expense	38.0	45.9
Income tax expense	336.4	951.5
Share of result of associates	(7.4)	(2.4)
Other non-cash items included in the profit	(464.6)	(149.4)
Cash flow from operating activities before changes in working capital and use of provisions	4,943.6	5,078.4
Decrease/(increase) in trade and other receivables	1,021.6	174.2
Decrease/(increase) in inventories	(683.5)	(744.9)
Increase/(decrease) in trade and other payables	(3,023.4)	(688.6)
Cash generated from operations	2,258.2	3,819.1
Interest paid	(145.8)	(364.5)
Interest received	44.6	643.3
Dividends received	19.8	3.0
Income tax paid	(4,391.7)	(868.8)
Cash flow from operating activities	(2,214.8)	3,232.2
Proceeds from sale of property, plant, equipment and intangible assets	15.6	6.7
Acquisition of property, plant, equipment and intangible assets	(707.3)	(719.5)
Acquisition of subsidiaries, net of cash acquired	(1,695.1)	(48.1)
Acquisition of other investments		(100.0)
Investment in debt securities and net proceeds of debt securities	22.0	(342.9)
Net acquisition of other assets	0.1	0.0
Cash flow used in investing activities	(2,364.8)	(1,203.7)
Capital increase		6.9
Repurchase of treasury shares	0.5	(50.3)
Proceeds from borrowings	773.1	3,879.2
Repayment of borrowings	(227.5)	(4,843.1)
Cash net finance costs other than interests	(1,142.8)	149.9
Payment of finance lease liabilities	(0.8)	(0.5)
Dividends and interest on shareholders’ equity paid	(2,099.6)	(4,961.8)
Cash flow used in financing activities	(2,697.2)	(5,819.6)
Net increase/(decrease) in Cash and cash equivalents	(7,276.8)	(3,791.2)
Cash and cash equivalents less bank overdrafts at beginning of period	13,617.6	9,623.0
Effect of exchange rate fluctuations	(333.5)	947.9
Cash and cash equivalents less bank overdrafts at end of period	6,007.3	6,779.7

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer
Date: May 4, 2016